Mail Stop 3561
                                                                 January 31,
2018


    Patrick Moynihan
    Chairman and Chief Executive Officer and Chief Financial Officer Blockchain Industries, Inc.
    53 Calle Palmeras, Suite 802
    San Juan, Puerto Rico 00901

            Re:    Blockchain Industries, Inc.
                   Form 10-K for Fiscal Year Ended April 30, 2017
                   Filed August 30, 2017
                   Form 10-Q for Fiscal Quarter Ended July 31, 2017 Filed August 31, 2017
                   File No. 0-51126

    Dear Mr. Moynihan:

           We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

           Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response to these comments, we may have additional comments.

    Item 9A. Controls and Procedures

    General

        1. Please disclose the conclusions of your principal executive and principal financial officers, or persons performing similar functions, regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report.
           Refer to Item 307 of Regulation S-K.

    Evaluation of and Report on Internal Control over Financial Reporting, page
6

        2. We note your disclosure that management concluded that the company's internal control over financial reporting was not effective. Please revise your disclosure in future filing to disclose any material weaknesses in your internal control over financial reporting
 Patrick Moynihan
Blockchain Industries, Inc.
January 31, 2018
Page 2

        identified by management and the actions you intend to take to remediate the material weaknesses. Refer to Item 308(a)(3) of Regulation S-K.

    3. Item 308(c) of Regulation S-K requires disclosure of any changes in internal control over financial reporting that occurred during the last fiscal quarter (your fourth quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, internal control over financial reporting. Please revise your disclosure to comply with Item 308(c) of Regulation S-K.

Part III, page 8

    4. Please provide the information required by Items 10, 11, 12 and 13 of Regulation S-K or explain to us why the required disclosures are not required.

Signatures, page 10

    5. Please refer to General Instruction D(2)(a) to Form 10-K and revise the signature page to include the signatures of your principal executive officer, principal financial officer, controller or principal accounting officer, and at least a majority of the board of directors or persons performing similar functions in the second signature block.

Exhibits 31.1 and 31.2

    6. Please revise to include certifications signed by your principal financial officer, or persons performing similar functions, in their capacities as such. Please note that this is also applicable to your report on Form 10-Q for fiscal quarter ended July 31, 2017. Refer to Item 601(b)(31)(i) of Regulation S-K.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Yolanda Guobadia at (202) 551-3562 or me at (202) 551-3344 with any questions.


                                                              Sincerely,

                                                              /s/ William H.
Thompson

                                                              William H.
Thompson
                                                              Accounting Branch
Chief
                                                              Office of
Consumer Products